UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No.     )*

Taomee Holdings Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

G8673T 108***

(CUSIP Number)

Benson Haibing Wang c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012	Roc Yunpeng Cheng c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8673T 108		13D	Page 2 of 12 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Benson Haibing Wang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,548,012
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,548,012
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,548,012
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.5%
14	Type of Reporting Person IN

CUSIP No. G8673T 108	13D	Page 3 of 12 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joy Union Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 86,392,592
	8	Shared Voting Power 0
	9	Sole Dispositive Power 86,392,592
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,392,592
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person CO

CUSIP No. G8673T 108		13D	Page 4 of 12 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Roc Yunpeng Cheng
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,478,613
	8	Shared Voting Power 0
	9	Sole Dispositive Power 74,478,613
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,478,613
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person IN

CUSIP No. G8673T 108		13D	Page 5 of 12 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charming China Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,392,593
	8	Shared Voting Power 0
	9	Sole Dispositive Power 71,392,593
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,392,593
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

Introductory Note

This Schedule 13D is filed jointly by Mr. Benson Haibing Wang (“Mr. Wang”), Joy Union Holdings Limited (“Joy Union” and together with Mr. Wang, the “Founder A Parties”), Roc Yunpeng Cheng (“Mr. Cheng”) and Charming China Limited (“Charming China” and together with Mr. Cheng, the “Founder B Parties”, and together with the Founder A Parties, the “Reporting Persons”).

This Schedule 13D supersedes (i) the Schedule 13G filed by the Founder A Parties with the Securities and Exchange Commission (“SEC”) on February 6, 2012, as previously amended by amendments to Schedule 13G filed on February 5, 2013, January 28, 2014 and February 17, 2015 and (ii) the Schedule 13G filed by the Founder B Parties with the SEC on February 6, 2012, as previously amended by amendments to Schedule 13G filed on February 5, 2013, January 28, 2014 and February 17, 2015.

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value US$0.00002 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing 20 Ordinary Shares), of Taomee Holdings Limited (the “Issuer”). The Issuer’s principal executive office is located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China.

Item 2.	Identity and Background.

This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1.

The Founder A Parties and Founder B Parties are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Mr. Wang is a citizen of People’s Republic of China and his principal occupation is a director and the chief executive officer of the Issuer. Mr. Wang’s business address is 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China.

Joy Union is a company incorporated under the laws of the British Virgin Islands. Joy Union is wholly owned by Mr. Wang. The principal business of Joy Union is that of an investment holding company. The principal business address of Joy Union is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Wang is the sole director of Joy Union.

Mr. Cheng is a citizen of People’s Republic of China and his principle occupation is a director and the president of the Issuer. Mr. Cheng’s business address is 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China.

Charming China is a company incorporated under the laws of the British Virgin Islands. Charming China is wholly owned by Mr. Cheng. The principal business of Charming China is that of an investment holding company. The principal business address of Charming China is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the sole director of Charming China.

Due to the nature of the transaction described in Item 4 of this statement, the Founder A Parties and the Founder B Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with Orient Securities Ruide (as defined in Item 4 below). Each of the Founder A Parties hereby disclaims beneficial ownership of any Ordinary

Shares beneficially owned by any of the Founder B Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Founder B Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Founder A Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person or is a member of a group with the Founder B Parties or Orient Securities Ruide or any other person. Each of the Founder B Parties hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Founder A Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Founder B Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person or is a member of a group with the Founder A Parties or Orient Securities Ruide or any other person.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that at the price per Ordinary Share set forth in their Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the board of directors of the Issuer), approximately US$107.6 million will be expended in acquiring all of the outstanding Ordinary Shares of the Issuer other than Ordinary Shares already beneficially owned by the Reporting Persons (“Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Ordinary Shares and restricted shares issued by the Issuer; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital contributed by the members of the Consortium and third-party debt.

In addition, the Reporting Persons have agreed that if the Proposed Transaction is consummated, Parent (as defined in Item 4 below) (or another entity agreed by the Consortium) shall reimburse the Consortium for or pay on behalf of the Consortium, all of its out-of-pocket costs and expenses incurred in connection with the purchase of the Publicly Held Shares. If the Proposed Transaction is not consummated, costs and expenses incurred by the Consortium in connection with pursuing and negotiating the Proposed Transaction will be funded by each member of the Consortium in proportion to their anticipated shareholdings in Parent.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

On May 30, 2015, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”) with Orient Securities Ruide (Shanghai) Investment Management Co., Ltd. (“Orient Securities Ruide”, and together with the Reporting Persons, the “Consortium”). Orient Securities Ruide has informed the Reporting Persons that neither it nor any of its affiliates beneficially owns any Ordinary Shares. During the period beginning on the date of the Consortium Agreement and ending on the 9-month anniversary of the date of the Consortium Agreement, members of the Consortium have agreed to work exclusively with each other for the purpose of acquiring, directly or indirectly, the Issuer, in a going private transaction in which, among other things, the Consortium, through a newly-formed acquisition vehicle (“Parent”), will acquire all of the Publicly Held Shares (the “Proposed Transaction”) as contemplated by the Proposal (as defined below). Under the Consortium Agreement, the Reporting Persons are expected to contribute the Ordinary Shares beneficially owned by them to Parent, in each case subject to the satisfaction or waiver of the various conditions to the obligations of Parent to be set forth in any definitive merger agreement and/or other related agreements in respect of the Proposed Transaction. In addition, the members of the Consortium have agreed to cooperate with each other in conducting due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal; negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Parent following the consummation of the Proposed Transaction; not to (1) make a competing proposal for the acquisition of control of the Issuer or (2) acquire or dispose of any (i) ADS, (ii) Ordinary Shares or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares, other than through the Proposed Transaction; and if the Transaction is consummated, be reimbursed by Parent (or another entity agreed by the Consortium) for certain costs and expenses related to the Proposed Transaction.

On May 30, 2015, the Consortium submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer in connection with the proposed acquisition of all of the Publicly Held Shares for cash consideration equal to US$0.1794 per Ordinary Share (or US$3.588 per ADS). The Consortium also stated in the Proposal that the members of the Consortium who own Ordinary Shares and/or ADSs are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Issuer.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the

Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Consortium Agreement and the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement and the Proposal, which have been filed as Exhibit 2 and Exhibit 3, respectively, to this statement and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.
(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Wang (3)	87,548,012 Ordinary Shares	11.5%	87,548,012 Ordinary Shares	0	87,548,012 Ordinary Shares	0
Joy Union (4)	86,392,592 Ordinary Shares	11.4%	86,392,592 Ordinary Shares	0	86,392,592 Ordinary Shares	0
Mr. Cheng (5)	74,478,613 Ordinary Shares	9.8%	74,478,613 Ordinary Shares	0	74,478,613 Ordinary Shares	0
Charming China (6)	71,392,593 Ordinary Shares	9.4%	71,392,593 Ordinary Shares	0	71,392,593 Ordinary Shares	0

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 757,684,760 Ordinary Shares outstanding as of December 31, 2014 disclosed in Issuer’s annual report on Form 20-F filed with the SEC on April 15, 2015, as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of May 30, 2015.

(3) Includes (i) 155,420 Ordinary Shares directly held by Mr. Wang, (ii) 1,000,000 Ordinary Shares issuable upon exercise of options held by Mr. Wang within 60 days of May 30, 2015 and (iii) 876,392,592 Ordinary Shares beneficially owned through Mr. Wang’s holding in Joy Union. Mr. Wang is the sole director of Joy Union and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own all of the Ordinary Shares held by Joy Union.

(4) Includes 12 Ordinary Shares and 86,392,580 Ordinary Shares represented by 4,319,629 ADSs.

(5) Includes (i) 155,420 Ordinary Shares directly held by Mr. Cheng, (ii) 2,930,600 Ordinary Shares issuable upon exercise of options held by Mr. Cheng within 60 days of May 30, 2015 and (iii) 71,392,593 Ordinary Shares beneficially owned through Mr. Cheng’s holding in Charming China. Mr. Cheng is the sole director of Charming China and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Cheng may be deemed to beneficially own all of the Ordinary Shares held by Charming China.

(6) Includes 13 Ordinary Shares and 71,392,580 Ordinary Shares represented by 3,569,629 ADSs.

Due to the nature of the transaction described in Item 4 of this statement, (a) the Founder A Parties and the Founder B Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with Orient Securities Ruide, and (b) the Founder A Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Founder B Parties, and the Founder B Parties may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the Fonder A Parties. As a result, Mr. Wang and Mr. Cheng may both be deemed to beneficially own an aggregate of 162,026,625 Ordinary Shares, or 21.3% of the total outstanding Ordinary Shares. As noted in Item 2, each of the Founder A Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder B Parties or any other person, and each of the Founder B Parties disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Founder A Parties or any other person.

(c) None of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Consortium Agreement and the Proposal, which have been filed as Exhibit 2 and Exhibit 3 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated June 5, 2015, by and among the Reporting Persons.

2	Consortium Agreement, dated May 30, 2015, by and among Mr. Wang, Joy Union, Mr. Cheng, Charming China and Orient Securities Ruide.

3	Proposal to the Issuer, dated May 30, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2015

Benson Haibing Wang

/s/Benson Haibing Wang

Joy Union Holdings Limited

By:	/s/Benson Haibing Wang
Name: Benson Haibing Wang
Title: Director

Roc Yunpeng Cheng

/s/Roc Yunpeng Cheng

Charming China Limited

By:	/s/Roc Yunpeng Cheng
Name: Roc Yunpeng Cheng
Title: Director